SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.
CNPJ No. 42.150.391/0001 -70
NIRE 29300006939
PUBLICLY HELD COMPANY
MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
HELD ON OCTOBER 03, 2005

1. DATE AND TIME: 10.03.2005, at 10:30 PM. 2. LOCATION: At the Company’s headquarters, located at Rua Eteno, 1561, Camaçari Petrochemical Complex, CEP 42.810 -000, City of Camaçari, Satate of Bahia. 3. NOTICE OF CONVOCATION: Notice of Convocation published pursuant to Articles 124 and 289 of Law No. 6,404/76, in the newspaper "Diário Oficial do Estado da Bahia", on September 17/18, 20 and 21, 2005, in the newspaper "A Tarde", on September 17, 19 and 20, 2005, and pursuant to CVM Instruction No. 207/94in the newspapers "Gazeta Mercantil" on September 19, 20 and 21, 2005. 4. ATTENDANCE: Shareholders representing more than 85% of the voting capital, as evidenced by signatures contained in the Shareholder Attendance Book. 5. MEETING BOARD: Chairman: Anna Cecília Dutra, and Secretary: Ana Patrícia Soares Nogueira, chosen in accordance with Article 17 of the Bylaws. 6. ITEM ON THE AGENDA: Election of members of the Board of Directors, due to the resignations presented. 7. DELIBERATION: The sole item on the agenda was discussed and put to a vote, and the following decision was unanimously approved by those present: 7.1.) RESIGNATION AND SUBSTITUTION OF MEMBERS OF THE BOARD OF DIRECTORS – a) the shareholders acknowledge the fact that Board Member Kuniyuki Terabe and the alternate member José Augusto Cardoso Mendes presented their resignations; b) the shareholders registered votes of gratitude and recognition to these board members for their dedicated efforts and contribution to the Company; c) the shareholders then elected the following new board members to replace the vacant positions due to the resignations presented, with a mandate coincident to the other members of the Board of Directors, being until the Ordinary General Meeting that will analyse the management accounts related of the fiscal year ended December 31, 2005, respectively, to substitute the Board Member Mr. Kuniyuki Terabe, Mrs. MARIA DAS GRAÇAS SILVA FOSTER, Brazilian, married, engineer, enrolled with the CPF/MF Individual Taxpayers’ Registry under No. 694.772.727 -87, bearer of Identity Card RG No. 02.918.764 -8, issued by the Identification Institute of Rio de Janeiro, resident and domiciled in Rio de Janeiro, RJ, with professional address at Av. República do Chile, 65, 20th Floor, Centro, Rio de Janeiro, RJ, CEP: 20139-900; and, to substitute the alternate member Mr. José Augusto Cardoso Mendes, Mr. CLÁUDIO MELO FILHO, Brazilian, married, business administrator, enrolled with the Regional Council of Business Administrators under No. 7.496 and with the CPF/MF Individual Taxpayers’ Registry under No. 358.882.885 -00, resident and domiciled in Brasília, DF, with professional address at SAS, Quadra 05, Bloco N, Edf. OAB, 9th Floor, Brasília, DF, CEP: 70.070 -000. The Board Members elected herein presented written declarations stating that, in accordance with Article 37, item II, of Law No. 8,934 of 11/18/1994, with text given by Article 4 of Law No.10,194 of 2/14/2001, they are in no way impeded from performing their commercial or administrative duties as a result of any criminal sentence, as well as they are in no way impeded by any special law or condemned by bankrupt crime, violation of duty, bribery, concussion, peculation, crimes against the economy, full faith and credit, or property, or any criminal penalty that impeds, even temporarily, the acess to public offices, in accordance with the 1st Paragraph of Article 147 of Law No. 6,404 of 12/15/1976, as well as having presented, in fulfillment of CVM Instruction No. 358, of 1/3/02, and No. 367, of 5/29/02, written declarations according to the terms of said Instructions, which were placed on file at the Company’s headquarters, which after were drafted their respective investiture contracts. Therefore, based on the changes approved above, the Company’s Board of Directors shall now be made up of the following members: TITLE-HOLDERS: PEDRO AUGUSTO RIBEIRO NOVIS – CHAIRMAN; ALVARO FERNANDES DA CUNHA FILHO – VICE-CHAIRMAN; JOSÉ DE FREITAS MASCARENHAS; LUIZ FERNANDO CIRNE LIMA; NEWTON SERGIO DE SOUZA; ALVARO PEREIRA NOVIS; FRANCISCO TEIXEIRA DE SÁ; MARIA DAS GRAÇAS SILVA FOSTER; PATRICK HORBACH FAIRON; ANDRÉ TAPAJÓS CUNHA; MARIA ROMA DE FREITAS. RESPECTIVE ALTERNATES: RUY LEMOS SAMPAIO; MARCOS LUIZ ABREU DE LIMA; GUILHERME SIMÕES DE ABREU; HILBERTO MASCARENHAS ALVES DA SILVA FILHO; CLÁUDIO MELO FILHO; MARCOS WILSON SPYER REZENDE; LÚCIO JOSÉ SANTOS JÚNIOR; EDMUNDO JOSÉ CORREIA AIRES; ROGÉRIO GONÇALVES MATTOS; DEUSDÉDITE FAGUNDES DE BRITO FILHO; FERNANDO DE CASTRO SÁ. 8. CLOSING: Having no further subjects on the agenda, the Extraordinary General Shareholders’ Meeting was adjourned, and this resolution drafted, read, discussed and signed by all those present, comprising the quorum necessary for the validity of the deliberations in this meeting. Then, as decided by the same shareholders, the Secretary of the meeting was authorized to take out the necessary certifications. Camaçari/BA, October 03, 2005. [Signatures: (a) Meeting Board: Anna Cecília Dutra – President; Ana Patrícia Soares Nogueira – Secretary; (b) Shareholders: Nordeste Química S.A. – Norquisa (rep’d by Anna Cecília Dutra); ODBPAR Investimentos S.A. (rep’d by Anna Cecília Dutra); Odebrecht S.A. (rep’d by Anna Cecília Dutra); Petrobras Química S.A. – Petroquisa (rep’d by Roberto Keller Thompson Mello); Fundação Petrobras de Seguridade Social – PETROS (rep’d by Renato de Mello Gomes dos Santos)].

Confer with the original version contained in the official records.

Ana Patrícia Soares Nogueira
Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno 1561, Polo Petroquímico de Camaçari, CEP 42810-000 Tel.(71) 632.5102
Escritórios: Rio de Janeiro/RJ - Av. Presidente Vargas nº 309, 13º andar - CEP 20.071 -003 - Tel. (21) 2516-1515 Fax (21) 2253-4345
Salvador/BA - Av. Tancredo Neves, 3343, Centro Empresarial Previnor, Turma A, s. 301, CEP.41.820 -021 - Tel. (71) 342-3088 - Fax (71) 342-3698
São Paulo/SP – Av. das Nações Unidas, 4.777, Alto de Pinheiros, CEP. 05.477 -000 – Tel (11) 3443-9999 – Fax (11) 3023-0420

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 03, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer